SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO SECTION 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO SECTION 240.13d-2(a)

Avatech Solutions, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

05349Y104

(CUSIP Number)

Christopher Olander

12407 Garrison Forest Road

Owings Mills, Maryland 21117

410-429-0307

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Page 2 of 48 Pages

CUSIP No. 05349Y104
1	Names of reporting persons Willis James Hindman
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 383,125 (see Item 3)
	8	Shared voting power 0
	9	Sole dispositive power 383,125
	10	Shared dispositive power 783,125 (see Item 3)
11	Aggregate amount beneficially owned by each reporting person 783,125 (see Item 3)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 4.6% (see Item 3)
14	Type of reporting person (see instructions) IN

Page 3 of 48 Pages

CUSIP No. 05349Y104
1	Names of reporting persons Donald R. Walsh
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States Citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 600,000 (see Item 3)
	8	Shared voting power 0
	9	Sole dispositive power 200,000 (see Item 3)
	10	Shared dispositive power 400,000 (see Item 3)
11	Aggregate amount beneficially owned by each reporting person 600,000 (see Item 3)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 3.8% (see Item 3)
14	Type of reporting person (see instructions) IN

Page 4 of 48 Pages

CUSIP No. 05349Y104
1	Names of reporting persons Henry D. Felton
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 912,300
	8	Shared voting power 78,120
	9	Sole dispositive power 912,300
	10	Shared dispositive power 78,120
11	Aggregate amount beneficially owned by each reporting person 990,420
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 5.8%
14	Type of reporting person (see instructions) IN

Page 5 of 48 Pages

CUSIP No. 05349Y104
1	Names of reporting persons Hindman Family Dynasty Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Trust formed under Maryland law
Number of shares beneficially owned by each reporting person with	7	Sole voting power 455,148 (see Item 3)
	8	Shared voting power 0
	9	Sole dispositive power 455,148 (see Item 3)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 455,148 (see Item 3)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 3.0%
14	Type of reporting person (see instructions) OO

Page 6 of 48 Pages

CUSIP No. 05349Y104
1	Names of reporting persons Vince Arioso, Jr.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 148,328
	8	Shared voting power
	9	Sole dispositive power 148,328
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 148,328
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 .9%
14	Type of reporting person (see instructions) IN

Page 7 of 48 Pages

CUSIP No. 05349Y104
1	Names of reporting persons Vince Arioso
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 330,044
	8	Shared voting power
	9	Sole dispositive power 330,044
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 330,044
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 1.9%
14	Type of reporting person (see instructions) IN

Page 8 of 48 Pages

CUSIP No. 05349Y104
1	Names of reporting persons Edward Aronson
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 131,133
	8	Shared voting power
	9	Sole dispositive power 131,133
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 131,133
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 .8%
14	Type of reporting person (see instructions) IN

Page 9 of 48 Pages

CUSIP No. 05349Y104
1	Names of reporting persons Pete Baldine
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 11,800
	8	Shared voting power
	9	Sole dispositive power 11,800
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 11,800
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 .1%
14	Type of reporting person (see instructions) IN

Page 10 of 48 Pages

CUSIP No. 05349Y104
1	Names of reporting persons Pacific Asset Partners
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization California limited partnership
Number of shares beneficially owned by each reporting person with	7	Sole voting power 450,000
	8	Shared voting power
	9	Sole dispositive power 450,000
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 450,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 2.6%
14	Type of reporting person (see instructions) PN

Page 11 of 48 Pages

CUSIP No. 05349Y104
1	Names of reporting persons Cindi Hindman
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 312,525
	8	Shared voting power
	9	Sole dispositive power 312,525
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 312,525
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 1.8%
14	Type of reporting person (see instructions) IN

Page 12 of 48 Pages

CUSIP No. 05349Y104
1	Names of reporting persons David Felton
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 135,000
	8	Shared voting power
	9	Sole dispositive power 135,000
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 135,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 .8%
14	Type of reporting person (see instructions) IN

Page 13 of 48 Pages

CUSIP No. 05349Y104
1	Names of reporting persons Dennis Oates
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 140,000
	8	Shared voting power
	9	Sole dispositive power 140,000
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 140,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 .8%
14	Type of reporting person (see instructions) IN

Page 14 of 48 Pages

CUSIP No. 05349Y104
1	Names of reporting persons Gil Campbell
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 25,000
	8	Shared voting power
	9	Sole dispositive power 25,000
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 25,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 .1%
14	Type of reporting person (see instructions) IN

Page 15 of 48 Pages

CUSIP No. 05349Y104
1	Names of reporting persons The Roger Milton Boethin Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 102,627
	8	Shared voting power
	9	Sole dispositive power 102,627
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 102,627
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 .6%
14	Type of reporting person (see instructions) OO

Page 16 of 48 Pages

CUSIP No. 05349Y104
1	Names of reporting persons J.E. Oates & Son, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Maryland corporation
Number of shares beneficially owned by each reporting person with	7	Sole voting power 44,640
	8	Shared voting power
	9	Sole dispositive power 44,640
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 44,640
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 .3%
14	Type of reporting person (see instructions) CO

Page 17 of 48 Pages

CUSIP No. 05349Y104
1	Names of reporting persons Joel Nicholson
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 59,336
	8	Shared voting power
	9	Sole dispositive power 59,336
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 59,336
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 .4%
14	Type of reporting person (see instructions) IN

Page 18 of 48 Pages

CUSIP No. 05349Y104
1	Names of reporting persons The James and Janice Oman Living Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Maryland trust
Number of shares beneficially owned by each reporting person with	7	Sole voting power 80,262
	8	Shared voting power
	9	Sole dispositive power 80,262
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 80,262
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 .5%
14	Type of reporting person (see instructions) OO

Page 19 of 48 Pages

CUSIP No. 05349Y104
1	Names of reporting persons Chuck Rizzo
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 48,076
	8	Shared voting power
	9	Sole dispositive power 48,076
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 48,076
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 .3%
14	Type of reporting person (see instructions) IN

Page 20 of 48 Pages

CUSIP No. 05349Y104
1	Names of reporting persons Robert and Barbara Thorne
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States citizens
Number of shares beneficially owned by each reporting person with	7	Sole voting power 62,240
	8	Shared voting power
	9	Sole dispositive power 62,240
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 62,240
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 .4%
14	Type of reporting person (see instructions) IN

Page 21 of 48 Pages

CUSIP No. 05349Y104
1	Names of reporting persons Tim Hindman
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 254,037
	8	Shared voting power
	9	Sole dispositive power 254,037
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 254,037
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 1.5%
14	Type of reporting person (see instructions) IN

Page 22 of 48 Pages

CUSIP No. 05349Y104
1	Names of reporting persons Victor Frenkil, Jr.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 179,665
	8	Shared voting power
	9	Sole dispositive power 179,665
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 179,665
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 1%
14	Type of reporting person (see instructions) IN

Page 23 of 48 Pages

CUSIP No. 05349Y104
1	Names of reporting persons John Donald Black
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 15,000
	8	Shared voting power
	9	Sole dispositive power 15,000
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 15,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 .1%
14	Type of reporting person (see instructions) IN

Page 24 of 48 Pages

CUSIP No. 05349Y104
1	Names of reporting persons The Sue Ann Boethin Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 135,891
	8	Shared voting power
	9	Sole dispositive power 135,891
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 135,891
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 .8%
14	Type of reporting person (see instructions) OO

Page 25 of 48 Pages

CUSIP No. 05349Y104
1	Names of reporting persons Frank Voyticky
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 44,640
	8	Shared voting power
	9	Sole dispositive power 44,640
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 44,640
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 .3%
14	Type of reporting person (see instructions) IN

Page 26 of 48 Pages

CUSIP No. 05349Y104
1	Names of reporting persons Ray Stickler
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 15,000
	8	Shared voting power
	9	Sole dispositive power 15,000
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 15,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 .1%
14	Type of reporting person (see instructions) IN

Page 27 of 48 Pages

CUSIP No. 05349Y104
1	Names of reporting persons Jack Karnowski
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 31,000
	8	Shared voting power
	9	Sole dispositive power 31,000
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 31,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 .2%
14	Type of reporting person (see instructions) IN

Page 28 of 48 Pages

CUSIP No. 05349Y104
1	Names of reporting persons Shannon Rivers
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 30,000
	8	Shared voting power
	9	Sole dispositive power 30,000
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 30,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 .2%
14	Type of reporting person (see instructions) IN

Item 1	Security and Issuer

Common Stock, par value $.01 per share

Avatech Solutions, Inc.

10715 Red Run Blvd.

Owings Mills, Maryland 21117

Item 2	Identity and Background

In response to Items 2(d) and 2(e), none of the individuals or entities listed below has, during the last five years, been convicted in a criminal proceeding. No such individual or entity has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(a)	W. James Hindman

(b)	2322 Nicodemus Road

Westminster, Maryland 21157

(c)	Retired

(f)	United States citizen

(a)	Donald R. Walsh

(b)	3507 Bayshore Blvd., Unit 1002

Tampa, Florida 33629

(c)	Retired. From December, 2002 until July 31, 2007, Mr. Walsh was employed as the Chief Executive Officer of the Issuer.

(f)	United States citizen

(a)	Henry D. Felton

(b)	13001 Dover Road

Reisterstown, Maryland 21136

(c)	Retired

(f)	United States citizen

(a)	Hindman Family Dynasty Trust

(b)	2322 Nicodemus Road

Westminster, Maryland 21157

(c)	Not applicable

(d)	Not applicable

(e)	Maryland trust

(a)	Vince Arioso, Jr.

(b)	1310 Indian Creek Road

Marion, IA 52302

(c)	Private investor

(f)	United States citizen

(a)	Vince Arioso

(b)	3200 Indian Creek Road

Marion, IA 52302

(c)	Retired

(f)	United States citizen

(a)	Edward Aronson

(b)	551 Fifth Ave., Suite 512

New York, NY 10176

(c)	Private investor

(f)	United States citizen

(a)	Pete Baldine

(b)	3250 Benson Road

Morris, IL 60450

(c)	Principal of Accelerated Development for the past five years

(f)	United States citizen

(a)	Pacific Asset Partners

(b)	600 Montgomery St., #1600

San Francisco, CA 94111

(c)	N/A

(f)	California limited partnership

(a)	Cindi Hindman

(b)	315 W. College Terrace

Frederick, MD 21701

(c)	Currently not employed, Ms Hindman has worked in her family’s business for the past five years

(f)	United States citizen

(a)	David Felton

(b)	868 Cherry Street

Petaluma, CA 94952

(c)	Producer, Telltale Games, Inc., for the past five years

(f)	United States citizen

(a)	Dennis Oates

(b)	13223 Dover Road

Reisterstown, MD 21136

(c)	Insurance broker for the past five years

(f)	United States citizen

(a)	Gil Campbell

(b)	657 Pelican Bay Drive

Daytona Beach, FL 32119

(c)	Retired

(f)	United States citizen

(a)	The Roger Milton Boethin Trust

(b)	1 Cherry Hills Farm Drive

Englewood, CO 80113

(c)	N/A

(f)	Colorado trust

(a)	J.E. Oates & Son, Inc.

(b)	13224 Dover Road

Reisterstown, MD 21136

(c)	N/A

(f)	Maryland corporation

(a)	Joel Nicholson

(b)	745 MacEwen Drive

Osprey, FL 34229

(c)	Retired

(f)	United States citizen

(a)	The James and Janice Oman Living Trust

(b)	4225 Sabino Pass

Fort Wayne, IN 46845

(b)	Retired

(f)	Indiana trust

(a)	Chuck Rizzo

(b)	3310 Dornoch Drive

Reisterstown, MD 21136

(c)	Principal of Take Me National, LLC for the past five years

(f)	United States citizen

(a)	Robert and Barbara Thorne

(b)	31 Legendary Road

East Lyme, CT 06333

(c)	Retired

(f)	United States citizens

(a)	Tim Hindman

(b)	3350 Emory Road North

Finksburg, MD 21048

(c)	Employee of W. J. Hindman & Associates

(f)	United States citizen

(a)	Victor Frenkil, Jr.

(b)	3850 Butler Road

Glyndon, MD 21071

(c)	Self employed, Jarvis Steel & Lumber Co., Inc.

(f)	United States citizen

(a)	John Donald Black

(b)	438 E. Larkspur Lane

Tempe, AZ 85281

(c)	Retired

(f)	United States citizen

(a)	The Sue Ann Boethin Trust

(b)	1 Cherry Hills Farm Drive

Englewood, CO 80113

(c)	Not applicable

(f)	Colorado trust

(a)	Frank Voyticky

(b)	41 Eastern Pkwy, Apt. PHA

Brooklyn, NY 11238

(c)	Retired

(f)	United States citizen

(a)	Ray Stickler

(b)	9909 W. Hawthorne Rd

Mequon, WI 53097

(c)	Retired

(f)	United States citizen

(a)	Jack Karnowski

(b)	13838 Conquistador Dr.

Sun City West, AZ 85375

(c)	Retired

(f)	United States citizen

(a)	Shannon Rivers

(b)	10509 Greensprings Dr.

Tampa, FL 33626

(c)	Director, PriceWaterhouseCoopers for the past three years

Prior thereto, employed by IBM

(f)	United States citizen

Item 3.	Source and Amount of Funds or Other Consideration

In the case of each individual reporting person, the source and amount of funds used in making purchases of the Issuer’s Common Stock was personal funds, in the following amounts:

W. James Hindman	$161,766	(a)
Donald R. Walsh	370,000	(b)
Henry D. Felton	510,767	(c)
Hindman Family Dynasty Trust	23,327	(d)
Vince Arioso, Jr.	99,531
Vince Arioso	102,997
Edward Aronson	52,460
Pete Baldine	8,744
Pacific Asset Partners	873,000
Cindi Hindman	25,000
David Felton	-0-
Dennis Oates	140,000
Gil Campbell	41,000
The Roger Milton Boethin Trust	135,000
J. E. Oates & Son, Inc.	50,000
Joel Nicholson	57,556
The James and Janice Oman Living Trust	-0-
Chuck Rizzo	21,480
Robert and Barbara Thorne	30,000
Tim Hindman	-0-
Victor Frenkil, Jr.	50,000
John Donald Black	11,475
The Sue Ann Boethin Trust	165,000
Frank Voyticki	50,000
Ray Stickler	27,900
Jack Karnowski	35,650
Shannon Rivers	120,000

TOTAL	$3,162,653	(e)

(a)	Includes $97,831 upon the conversion of the Issuer’s Series D Preferred Stock issued to him, plus an aggregate exercise price of 56,748 for options granted to him, the exercise prices of which range from $.49 to $3.81.
(b)	Mr. Walsh was granted 50,000 and 100,000 options to purchase shares of the Issuer’s Common Stock at $.60 and $.40 per share, respectively. In addition, Mr. Walsh was issued 450,000 shares in lieu of one year of severance compensation at a value of $300,000, or $.66 per share.
(c)	Mr. Felton is deemed to have acquired 674,464 shares in lieu of cash compensation, at an average per share price of $.67. In addition, he is entitled to receive 162,836 and 75,000 shares upon conversion of Series D and Series E Preferred Stock, respectively. In addition, Mr. Felton’s spouse owns 78,120 shares for $46,872.
(d)	The Hindman Family Dynasty Trust received shares of the Issuer’s Common Stock in a series of transfers of shares of the Common Stock by the grantor of the trust, W. James Hindman, to the trust. In addition, the Trust holds warrants entitling it to purchase 38,878 shares at $.60 per share. The Hindman Family Dynasty Trust is an irrevocable trust of which Mr. Hindman’s adult son, Timothy Hindman, is trustee. Other than through the trust’s status as a member of the Group, Mr. Hindman disclaims beneficial ownership of shares of the Issuer’s Common Stock held by the trust.
(e)	Includes shares entitled to be purchased upon the conversion of a series of convertible preferred stock of the Issuer, at the purchase price for such shares of convertible preferred stock divided by the conversion price.

Item 4.	Purpose of Transaction

On February 24, 2010, a group comprised of the persons and entities listed and described in response to Item 2 (the “Group”) was formed for one or more of the purposes enumerated below.

Additional individuals or entities may, in the future, become a part of the Group, in which case this Schedule 13D will be promptly amended to reflect any such additional members of the Group. The purposes of the formation of the Group include one or more of the following:

A.	To effectuate a sale of all shares of the Issuer owned by members of the Group, either through direct sales, market transactions, or a business combination resulting in the receipt of cash and/or marketable securities by members of the Group, and/or

B.	To influence, and if possible work with, management of the Issuer to pursue strategies with the purpose of enhancing shareholder value, including but not limited to a merger, sale, or reorganization involving the Issuer, and to contact other shareholders regarding potential strategies to increase shareholder value, and/or

C.	To engage in discussions with third parties with respect to the purposes enumerated in Items 4.A. and 4.B. above, solely in the Group members’ capacities as shareholders of the Issuer and not in any capacity that states or implies that any member of the Group is acting for or on behalf of the Issuer, its Board of Directors, or its management.

Other than through the exercise of warrants to purchase shares of the Issuer’s Common Stock pursuant to (i) the exercise of warrants and options, issued and outstanding prior to formation of the Group, to purchase shares of the Issuer’s Common Stock, or (ii) acquisition of shares of such Common Stock pursuant to conversion rights set forth in any series of convertible preferred stock of the Issuer issued prior to formation of the Group, no member of the Group has any intention to purchase additional shares of the Issuer’s Common Stock. Members of the Group may dispose of securities of the Issuer from time to time in future open-market, privately negotiated or other transactions.

Except as disclosed above, none of the members of the Group have any plans or proposals of the type described in (a)-(j) of Item 4.

Item 5	Interest in Securities of the Issuer.

(a)	The aggregate number and percentage of the Issuer’s Common Stock identified in response to Item 1 beneficially owned by each person named in Item 2 and by the Group, is as follows:

Name	Number of Shares		Percentage of Class
W. James Hindman	783,125	*	4.6%*
Donald R. Walsh	600,000	*	3.8%*
Henry D. Felton	990,420	**	5.8%
Hindman Family Dynasty Trust	455,148	***	2.7%
Vince Arioso, Jr.	148,328.9%
Vince Arioso	330,044		1.9%
Edward Aronson	131,133.8%
Pete Baldine	11,800.1%
Cindi Hindman	312,525		1.8%
David Felton	135,000.8%
Dennis Oates	140,000.8%
Gil Campbell	25,000.1%
Pacific Asset Partners	450,000		2.6%
The Roger Milton Boethin Trust	102,627.6%
J.E. Oates & Son, Inc.	44,640.3%
Dennis Oates	140,000.8%
Joel Nicholson	59,336.4%
The James and Janice Oman Living Trust	80,262.5%
Chuck Rizzo	48,076.3%
Robert and Barbara Thorne	62,000.4%
Tim Hindman	254,037		1.5%
Victor Frenkil, Jr.	179,665		1%
John Donald Black	15,000.1%
The Sue Ann Boethin Trust	135,891.8%
Frank Voyticky	44,640.3%
Ray Stickler	15,000.1%
Jack Karnowski	31,000.2%
Shannon Rivers	30,000.2%

GROUP TOTAL	5,804,949	*	33.9%*

*	In a private transaction, Mr. Walsh pledged to Mr. Hindman 400,000 shares of the Common Stock of the Issuer owned by Mr. Walsh. Beneficial ownership of the pledged shares are included in the total and percentage numbers for both Mr. Hindman and Mr. Walsh. If the pledged shares are deducted from Mr. Hindman’s beneficial share ownership (and the percentage of class), Mr. Hindman’s beneficial share ownership and percentage of class would be 383,125 and 2.2%, respectively, and the total share beneficial ownership of the Group, and its percentage of issued and outstanding shares, would be 5,404,949 and 31.5%, respectively.
**	Mr Felton owns 674,464 shares, plus 162,836 and 75,000 shares issuable upon conversion of the Issuer’s Series D and Series E Preferred Stock, respectively, and is deemed to beneficially own 78,120 shares of the Issuer’s Common Stock held by his spouse.
***	The Trust owns 416,270 shares of the Issuer’s Common Stock and a warrant to purchase an additional 38,878 shares.

(b)	For the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition or shared power to dispose or direct the disposition, see cover page 2, Items 7-10.

(c)	None

(d)	None

(e)	Not applicable

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The persons identified in response to Item 2 have verbally formed a “group,” as such term is used in Regulation 13d and Schedule 13D, for the purpose of acting in concert to effectuate one or more purposes of the formation of the group as enumerated in Item 4. Each member of the group has confirmed this, and authorized the filing of this Schedule 13D. See Exhibit A to this Schedule 13D.

Item 7	Material to be Filed as Exhibits.

Attached hereto as Exhibit A are written declarations by each group member confirming membership in the group and authorizing the filing of this Schedule 13D on their behalf.

[Signature pages follow this page]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 2010
Date

/S/ W. JAMES HINDMAN
Signature
W. James Hindman
Name and Title (if applicable)

March 30, 2010
Date

/S/ DONALD R. WALSH
Signature
Donald R. Walsh
Name and Title (if applicable)

March 30, 2010
Date

/S/ HENRY D. FELTON
Henry D. Felton
Name and Title (if applicable)

March 30, 2010
Date

/S/ TIMOTHY HINDMAN
Timothy Hindman, Trustee of the
Hindman Family Dynasty Trust

March 30, 2010

/S/ VINCE ARIOSO, JR.
Signature
Vince Arioso, Jr.
Name and Title (if applicable)

March 30, 2010

/S/ VINCE ARIOSO
Signature
Vince Arioso
Name and Title (if applicable)

March 30, 2010

/S/ EDWARD ARONSON
Signature
Edward Aronson
Name and Title (if applicable)

March 30, 2010

/S/ PETE BALDINE
Signature
Pete Baldine
Name and Title (if applicable)

March 30, 2010

/S/ CINDI HINDMAN
Signature
Cindi Hindman
Name and Title (if applicable)

March 30, 2010

/S/ DAVID FELTON
Signature
David Felton
Name and Title (if applicable)

March 30, 2010

/S/ DENNIS OATES
Signature
Dennis Oates
Name and Title (if applicable)

March 30, 2010

/S/ GIL CAMPBELL
Signature
Gil Campbell
Name and Title (if applicable)

March 30, 2010

Pacific Asset Partners

/S/ ROBERT STAFFORD
Robert Stafford, General Partner
Name and Title (if applicable)

March 30, 2010

/S/ ROGER MILTON BOETHIN
Signature
Roger Milton Boethin, Trustee
Name and Title (if applicable)

March 30, 2010

/S/ J.E. OATES & SON, INC.
Signature
J.E. Oates, Authorized Officer
Name and Title (if applicable)

March 30, 2010

/S/ JOEL NICHOLSON
Signature
Joel Nicholson
Name and Title (if applicable)

March 30, 2010

/S/ JAMES OMAN
Signature
/S/ JANICE OMAN
Signature
James and Janice Oman Trustees
Name and Title (if applicable)

March 30, 2010

/S/ CHUCK RIZZO
Signature
Chuck Rizzo
Name and Title (if applicable)

March 30, 2010

/S/ ROBERT THORNE
Signature
/S/ BARBARA THORNE
Signature
Robert and Barbara Thorne
Name and Title (if applicable)

March 30, 2010

/S/ TIM HINDMAN
Signature
Tim Hindman
Name and Title (if applicable)

March 30, 2010

/S/ VICTOR FRENKIL, JR.
Signature
Victor Frenkil, Jr.
Name and Title (if applicable)

March 30, 2010

/S/ JOHN DONALD BLACK
Signature
John Donald Black
Name and Title (if applicable)

March 30, 2010

The Sue Ann Boethin Trust

/S/ SUE ANN BOETHIN
Signature
Sue Ann Boethin, Trustee
Name and Title (if applicable)

March 30, 2010

/S/ FRANK VOYTICKY
Signature
Frank Voyticki
Name and Title (if applicable)

March 30, 2010

/S/ RAY STICKLER
Signature
Ray Stickler
Name and Title (if applicable)

March 30, 2010

/S/ JACK KARNOWSKI
Signature
Jack Karnowski
Name and Title (if applicable)

March 30, 2010

/S/ SHANNON RIVERS
Signature
Shannon Rivers
Name and Title (if applicable)

Exhibit A to Schedule 13D

I hereby agree that I am a member of a group (as that term is used and defined under the Securities Exchange Act of 1934) that will be filing a joint Schedule 13D with the Securities and Exchange Commission, and agree that such Schedule is being filed on behalf of myself and other members of such group.

March 30, 2010
Date

/S/ W. JAMES HINDMAN
Signature
W. James Hindman
Name

March 30, 2010
Date

/S/ DONALD R. WALSH
Signature
Donald R. Walsh
Name

March 30, 2010
Date

/S/ HENRY D. FELTON
Henry D. Felton
Name

March 30, 2010
Date

/S/ TIMOTHY HINDMAN
Timothy Hindman, Trustee of the
Hindman Family Dynasty Trust

March 30, 2010

/S/ VINCE ARIOSO, JR.
Signature
Vince Arioso, Jr.
Name and Title (if applicable)

March 30, 2010

/S/ VINCE ARIOSO
Signature
Vince Arioso
Name and Title (if applicable)

March 30, 2010

/S/ EDWARD ARONSON
Signature
Edward Aronson
Name and Title (if applicable)

March 30, 2010

/S/ PETE BALDINE
Signature
Pete Baldine
Name and Title (if applicable)

March 30, 2010

/S/ CINDI HINDMAN
Signature
Cindi Hindman
Name and Title (if applicable)

March 30, 2010

/S/ DAVID FELTON
Signature
David Felton
Name and Title (if applicable)

March 30, 2010

/S/ DENNIS OATES
Signature
Dennis Oates
Name and Title (if applicable)

March 30, 2010

/S/ GIL CAMPBELL
Signature
Gil Campbell
Name and Title (if applicable)

March 30, 2010

Pacific Asset Partners

/S/ ROBERT STAFFORD
Robert Stafford,
General Partner
Name and Title (if applicable)

March 30, 2010

/S/ ROGER MILTON BOETHIN
Signature
Roger Milton Boethin, Trustee
Name and Title (if applicable)

March 30, 2010

/S/ J.E. OATES & SON, INC.
Signature
J.E. Oates, Authorized Officer
Name and Title (if applicable)

March 30, 2010

/S/ JOEL NICHOLSON
Signature
Joel Nicholson
Name and Title (if applicable)

March 30, 2010

/S/ JAMES OMAN
Signature
/S/ JANICE OMAN
Signature
James and Janice Oman Trustees
Name and Title (if applicable)

March 30, 2010

/S/ CHUCK RIZZO
Signature
Chuck Rizzo
Name and Title (if applicable)

March 30, 2010

/S/ ROBERT THORNE
Signature
/S/ BARBARA THORNE
Signature
Robert and Barbara Thorne
Name and Title (if applicable)

March 30, 2010

/S/ TIM HINDMAN
Signature
Tim Hindman
Name and Title (if applicable)

March 30, 2010

/S/ VICTOR FRENKIL, JR.
Signature
Victor Frenkil, Jr.
Name and Title (if applicable)

March 30, 2010

/S/ JOHN DONALD BLACK
Signature
John Donald Black
Name and Title (if applicable)

March 30, 2010

The Sue Ann Boethin Trust

/S/ SUE ANN BOETHIN
Signature
Sue Ann Boethin, Trustee
Name and Title (if applicable)

March 30, 2010

/S/ FRANK VOYTICKY
Signature
Frank Voyticki
Name and Title (if applicable)

March 30, 2010

/S/ RAY STICKLER
Signature
Ray Stickler
Name and Title (if applicable)

March 30, 2010

/S/ JACK KARNOWSKI
Signature
Jack Karnowski
Name and Title (if applicable)

March 30, 2010

/S/ SHANNON RIVERS
Signature
Shannon Rivers
Name and Title (if applicable)